SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release
Full Year 2006

Portugal Telecom

Financial Highlights

Lisbon, Portugal, 8 February 2007

Portugal Telecom announced today its unaudited full year results for the year ended 31 December 2006.

Income Statement

Consolidated operating revenues decreased by 0.7% y.o.y in 2006 to Euro 6,343 million, with a higher contribution from Vivo, due to the appreciation of the Real during the period, and PTM. In 2006, the reduction mobile termination rates had a negative impact on Wireline and TMN revenues of Euro 22 million and Euro 49 million respectively.

Table 1 _ Consolidated Income Statement (1)						Euro million
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Operating revenues	1,634.6	1,715.4	(4.7%)	6,342.9	6,385.4	(0.7%)
Wireline	505.0	540.0	(6.5%)	2,071.8	2,213.6	(6.4%)
Domestic mobile • TMN	386.6	397.5	(2.7%)	1,502.4	1,557.1	(3.5%)
Brazilian mobile • Vivo (1)	535.2	620.0	(13.7%)	2,104.7	2,036.9	3.3%
Multimedia • PT Multimedia	177.3	157.8	12.4%	666.5	628.5	6.1%
Other and eliminations	30.4	0.1	n.m.	(2.4)	(50.6)	(95.3%)

EBITDA (2)	738.3	710.3	3.9%	2,423.5	2,495.6	(2.9%)
Wireline	351.8	360.0	(2.3%)	1,072.9	1,129.3	(5.0%)
Domestic mobile • TMN	166.2	166.5	(0.2%)	658.7	673.5	(2.2%)
Brazilian mobile • Vivo (1)	160.4	124.1	29.2%	496.2	507.4	(2.2%)
Multimedia • PT Multimedia	52.7	51.5	2.3%	211.1	195.3	8.1%
Other	7.1	8.1	(12.3%)	(15.4)	(9.9)	55.4%

Depreciation and amortisation	310.1	315.2	(1.6%)	1,209.8	1,120.7	8.0%
Income from operations (3)	428.1	395.0	8.4%	1,213.7	1,374.9	(11.7%)

Other expenses (income)	11.8	83.6	(85.9%)	126.9	333.1	(61.9%)
Curtailment costs	(75.8)	76.9	n.m.	20.3	314.3	(93.5%)
Losses (gains) on disposal of fixed assets	9.7	1.1	n.m.	8.1	1.2	n.m.
Net other costs	77.8	5.6	n.m.	98.4	17.7	n.m.
Income before financ. & inc. taxes	416.4	311.4	33.7%	1,086.8	1,041.8	4.3%

Financial expenses (income)	(5.1)	(118.5)	(95.7%)	125.0	51.3	143.7%
Net interest expenses	49.8	69.6	(28.5%)	227.2	257.6	(11.8%)
Equity in losses (earnings) of affiliates	(45.2)	(188.1)	(76.0%)	(131.4)	(238.2)	(44.9%)
Net other financial	(9.7)	(0.0)	n.m.	29.1	31.9	(8.7%)

Income before income taxes	421.5	429.9	(2.0%)	961.8	990.5	(2.9%)
Provision for income taxes	5.8	(124.8)	n.m.	(7.7)	(323.3)	(97.6%)

Income from continued operations	427.3	305.2	40.0%	954.1	667.2	43.0%
Income from discontinued operations	0.0	(15.7)	n.m.	0.0	21.7	n.m.
Losses (income) attributable to minority interests	(87.5)	4.0	n.m.	(87.4)	(35.0)	149.8%
Consolidated net income	339.8	293.4	15.8%	866.8	654.0	32.5%

(1) Considering a Euro/Real average exchange rate of 3.0406 in 2005 and 2.7315 in 2006. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | Full Year 2006	2 / 19

Financial Highlights

EBITDA decreased by 2.9% y.o.y in 2006 to Euro 2,423 million, equivalent to an EBITDA margin of 38.2% . The Euro 72 million reduction in EBITDA in 2006 is primarily explained by: (1) the negative impact of lower mobile termination rates in Wireline and TMN (Euro 32 million), and (2) the Euro 53 million one-off reversal of provisions in Wireline booked in 2005. These effects were offset partially by the decrease in post retirement benefit costs, as a result of higher prior year service gains in 2006 (Euro 151 million), as compared to the previous year (Euro 137 million).

The impact of the reduction in mobile termination rates in 4Q06 and 2006 was as follows:

Table 2 _ Impact of Mobile Termination Rate Cuts		Euro million
	4Q06	2006

Revenues	13.5	70.8
Wireline	4.1	21.6
Domestic mobile • TMN	9.4	49.2
EBITDA	5.8	32.0
Wireline	1.1	6.4
Domestic mobile • TMN	4.8	25.6

Curtailment costs amounted to Euro 20 million in 2006, as a result of the termination of the protocol with the national healthcare system, which generated a reduction in the projected benefit obligation. Excluding this gain, curtailment costs would have amounted to Euro 229 million.

Net interest expenses decreased by 11.8% y.o.y in 2006 to Euro 227 million, primarily as a result of the 0.9% reduction in the average cost of debt in 2006 to 5.7% . Excluding Brazil and the interest cost associated with the PTM equity swap, the average cost of debt was 3.8% in 2006, as compared to 4.5% in 2005.

Equity in earnings of affiliates amounted to Euro 131 million in 2006, as compared to Euro 238 million in 2005. In 2006, this item included mainly PT’s share in the earnings of Unitel (Euro 82 million), Médi Télécom (Euro 46 million) and CTM (Euro 15 million). The reduction in this item of Euro 107 million is primarily explained by the gains recorded in 2005 related to the monetisation of part of PT’s investment in UOL (Euro 151 million), offset by the increase in earnings of Unitel and Médi Télécom.

Provision for income taxes amounted to Euro 8 million in 2006, as compared to Euro 323 million in 2005. The reduction in this caption is mainly related to: (1) the recognition of a Euro 134 million tax credit at Vivo following the completion of its corporate restructuring in 4Q06; (2) the recognition of a Euro 53 million tax credit in 1Q06; (3) a Euro 142 million gain recorded in 2Q06 in connection with the voluntary taxation of certain capital gains, and (4) a Euro 15 million loss related to the adjustment to deferred taxes in connection with the reduction in the nominal tax rate from 27.5% to 26.5% in the beginning of 2007.

Net income increased by 32.5% y.o.y in 2006 to Euro 867 million, mainly due to the one-off effects recorded in the provision for income taxes, lower workforce reduction program costs, and the positive impact of the adjustment in healthcare benefits.

Portugal Telecom | Full Year 2006	3 / 19

Financial Highlights

Cash Flow

Operating free cash flow increased by 22.5% y.o.y in 2006 to Euro 1,599 million, primarily as a result of a reduction in working capital in 2006. This reduction in working capital was mainly related to a decrease in accounts receivable and an increase in accounts payable to fixed assets suppliers.

Table 3 _ Free Cash Flow						Euro million
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

EBITDA minus Capex	314.9	349.1	(9.8%)	1,422.9	1,552.5	(8.3%)
EBITDA	738.3	710.3	3.9%	2,423.5	2,495.6	(2.9%)
Capex	(423.3)	(361.1)	17.2%	(1,000.5)	(943.1)	6.1%
Non-cash items included in EBITDA	(109.2)	(96.3)	13.4%	(52.0)	(13.3)	291.9%
Change in working capital	251.8	105.8	138.0%	228.4	(233.5)	n.m.

Operating free cash flow	457.6	358.7	27.6%	1,599.4	1,305.7	22.5%

Net disposal (acquisition) of financial investments	(1.0)	191.8	n.m.	(142.9)	364.6	n.m.
Interest paid	(13.0)	(41.7)	(68.8%)	(317.5)	(201.6)	57.5%
Contributions and payments related to PRBs	(74.7)	(158.7)	(52.9%)	(279.8)	(399.8)	(30.0%)
Income taxes paid by certain subsidiaries	(18.6)	(38.6)	(51.7%)	(51.0)	(71.6)	(28.7%)
Other cash movements	12.6	31.5	(60.0%)	(27.9)	52.2	n.m.

Free cash flow	362.9	343.0	5.8%	780.2	1,049.6	(25.7%)

Free cash flow decreased from Euro 1,050 million in 2005 to Euro 780 million in 2006, primarily as a result of the decrease in net inflows from financial asset disposals and the increase in interest paid. In 2005, PT generated cash in the amount of Euro 365 million, as a result of the disposal of a number of businesses, namely Lusomundo Serviços (Euro 174 million), PrimeSys (Euro 102 million) and a 16% stake in UOL (Euro 85 million). In 2006, PT invested Euro 143 million, including the Euro 108 million acquisition of MTC in Namibia and Euro 19 million invest in the BES capital increase. Free cash flow before net financial investments increased by 34.8% y.o.y in 2006. The increase in interest paid at Portugal Telecom in 2006 resulted from both the annual interest paid on the Eurobonds issued in March and June 2005 and the last annual instalment of interest on the Eurobond repaid in February 2006. The increase in interest paid at Vivo in 2006 resulted from the debt restructuring executed during the year.

Consolidated Net Debt

Consolidated net debt amounted to Euro 3,757 million as at 31 December 2006, as compared to Euro 3,672 million in the previous year, as shown below:

Table 4 _ Change in Net Debt				Euro million
	4Q06	4Q05	2006	2005

Net debt (initial balance)	4,108.2	3,924.5	3,672.5	3,573.2
Less: free cash flow	362.9	343.0	780.2	1,049.6
Translation effect on foreign currency debt	(11.6)	4.4	(18.8)	126.4
Dividends paid (1)	21.8	16.2	581.5	445.4
Acquisitions of treasury shares (2)	0.0	75.6	62.1	253.0
Extraordinary contribution to fund healthcare post retirement benefits	2.3	0.0	302.3	300.0
Other (3)	(1.4)	(5.3)	(62.7)	24.1
Net debt (final balance)	3,756.6	3,672.5	3,756.6	3,672.5

Change in net debt	(351.7)	(252.1)	84.1	99.3
Change in net debt (%)	(8.6%)	(6.4%)	2.3%	2.8%

(1) This item included Euro 526 million of dividends paid by PT and dividends paid by other subsidiaries to minority shareholders. (2) This item corresponds to the notional amount of equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM. (2) In 2006 this included mainly Euro 42 million related to the consolidation of MTC’s net cash position and Euro 27 million related to an amount received by PT as a result of the adjustment in the equity swaps over 30.6 million PTM shares.

Portugal Telecom | Full Year 2006	4 / 19

Financial Highlights

As at 31 December 2006, 76.5% of total debt was medium and long-term, and 62.3% of total debt was set in fixed rates. As at 31 December 2006, 85.8% of total debt was denominated in Euros, 0.4% in US Dollars and 13.7% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 499 million as at 31 December 2006. Approximately 95% of Vivo’s net debt is either Real-denominated or has been hedged into Reais.

The total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 841 million as at 31 December 2006. The amount of available cash from the domestic operations plus the undrawn amount of PT’s commercial paper lines and stand by facilities totalled Euro 2,501 million at the end of December 2006. At the end of December 2006, the total amount of debt with change of control covenants was Euro 871 million.

PT’s average cost of debt and maturity in 2006 was 5.7% and 7.4 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazil and the interest cost associated with the PTM equity swap, PT’s average cost of debt was 3.8% in 2006, as compared to 4.5% in 2005. The maturity of the debt excluding Brazil was 7.9 years at the end of December 2006. As at 31 December 2006, the net debt to EBITDA ratio was 1.6 times and EBITDA cover was 10.7 times.

Post Retirement Benefit Obligations

As at 31 December 2006, the projected benefit obligations (PBO) of PT’s post retirement benefits amounted to Euro 4,563 million. The PBO was computed based on a discount rate of 4.75% for pension and healthcare obligations and 4.25% for salary obligations to pre-retired or suspended employees. PT’s post-retirement benefit plans have been closed to new participants since 1994 for pensions and 2000 for healthcare.

Table 5 _ Post Retirement Benefits Obligations		Euro million
	2006	2005

Pensions obligations	3,073.8	3,274.1
Healthcare obligations	491.1	912.8
Salaries to suspended and pre-retired employees	997.7	964.7

Projected benefit obligation (PBO)	4,562.6	5,151.6
Market value of funds	(2,908.1)	(2,515.7)

Gross unfunded obligation	1,654.4	2,635.9
After-tax unfunded obligations	1,216.0	1,911.0

In October 2006, and in order to maintain the long-term sustainability and financing of the healthcare plan, the healthcare benefits were adjusted in line with other similar plans in Portugal. In December 2006, and following PT’s announcement in October not to sign a new protocol with the National Healthcare System (SNS) beyond 2008, PT and the SNS agreed to end the protocol as of October 2006. The combined effect of these two decisions was a Euro 367 million reduction in the PBO.

Portugal Telecom | Full Year 2006	5 / 19

Financial Highlights

As at 31 December 2006, the market value of the funds amounted to Euro 2,908 million, resulting in a gross unfunded obligation of Euro 1,654 million. The effective performance of the funds in 2006 was 6.8%, which compares with the expected rate of return of 6.0% . Over the past four years, the effective performance has been higher than the expected rate of return, namely 8.1% in 2003, 8.1% in 2004 and 8.4% in 2005. The asset allocation as at 31 December 2006 was 41.5% equity, 33.4% bonds, 12.0% real estate and 13.1% cash and others.

The reduction in the gross unfunded obligation in 2006 is primarily related to the reduction in healthcare benefits, the Euro 300 million extraordinary contribution made at the beginning of the year and the Euro 319 million booked in connection with net actuarial gains.

Post retirement benefit costs (PRB) decreased by Euro 51 million in 2006 to negative Euro 72 million, mainly due to: (1) the increase in prior year service gains (Euro 14 million), and (2) the increase in the expected return on assets (Euro 29 million) resulting from contributions made to the funds.

Shareholders’ Equity

As at 31 December 2006, shareholders’ equity excluding minority interests amounted to Euro 2,255 million, an increase of Euro 427 million in 2006. Distributable reserves increased by Euro 2,047 million in 2006 to Euro 2,767 million as at 31 December 2006, primarily as a result of the share capital reduction (Euro 1,072 million) and the corporate restructuring (Euro 827 million).

Table 6 _ Change in Shareholders’ Equity (excluding Minority Interests)		Euro million
	4Q06	2006

Equity before minority interests (initial balance)	1,965.4	1,828.4
Net income	339.8	866.8
Currency translation adjustments (1)	(83.6)	(77.2)
Net actuarial gains, net of tax effect	39.0	218.7
Dividends paid	0.0	(526.4)
Acquisition of treasury stock (2)	(23.5)	(85.6)
Hedge accounting of financial instruments and change in the FV of investments available for sale	18.2	33.2
Other	0.0	(2.7)
Equity before minority interests (final balance)	2,255.2	2,255.2

Change in equity before minority interest s	289.8	426.9
Change in equity before minority interests (%)	14.7%	23.3%

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Related to equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM.

Portugal Telecom | Full Year 2006	6 / 19

Financial Highlights

Consolidated Balance Sheet

Table 7 _ Consolidated Balance Sheet (1)		Euro million
	31 December 2006	31 December 2005

Cash and equivalents	2,083.7	3,911.8
Accounts receivable, net	1,417.0	1,654.0
Inventories, net	152.0	170.3
Financial investments	631.5	521.7
Intangible assets, net	3,490.9	3,601.6
Tangible assets, net	3,942.0	4,062.0
Other assets	1,049.3	1,188.1
Deferred tax assets and prepaid expenses	1,270.8	1,519.4

Total assets	14,037.2	16,628.8

Accounts payable	1,119.7	1,136.0
Gross debt	5,840.3	7,584.2
Accrued post retirement liability	1,673.5	2,635.9
Other liabilities	1,991.1	2,147.2
Deferred tax liabilities and defered income	306.5	543.5

Total liabilities	10,931.2	14,046.7

Equity before minority interests	2,255.2	1,828.4
Minority interests	850.8	753.7

Total shareholders' equity	3,106.0	2,582.1

Total liabilities and shareholders' equity	14,037.2	16,628.8

(1) Considering a Euro/Real exchange rate of 2.7440 at year-end 2005 and 2.8118 at the end of December 2006.

Portugal Telecom | Full Year 2006	7 / 19

Operating Highlights

Wireline

Wireline operating revenues decreased by 6.5% y.o.y in 4Q06 to Euro 505 million. Retail revenues fell by 12.3% y.o.y in 4Q06, mainly due to lower traffic revenues and fixed charges resulting from competition from fixed and mobile operators. The launch of wholesale line rental (WLR) also had a negative impact on fixed charges. ADSL retail revenues partially offset this performance, increasing by 6.2% y.o.y. The 8.8% y.o.y growth in pricing plans also had a mitigating effect, with pricing plans already accounting for 17.8% of traffic revenues. Wholesale revenues increased by 3.5% y.o.y in 4Q06, underpinned by the increase in leased lines due to the rollout of mobile 3G networks, as well as the growth in unbundled local loop (ULL) and wholesale line rental (WLR). Data and corporate revenues increased by 9.2% y.o.y in 4Q06, primarily as a result of the strong growth in VPN and circuits.

Table 8 _ Wireline Income Statement (1)						Euro million
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Operating revenues	505.0	540.0	(6.5%)	2,071.8	2,213.6	(6.4%)
Retail	276.9	315.7	(12.3%)	1,173.5	1,318.8	(11.0%)
Wholesale	115.7	111.8	3.5%	464.2	457.7	1.4%
Data & corporate	64.0	58.6	9.2%	250.5	244.9	2.3%
Other wireline revenues	48.5	53.9	(10.1%)	183.6	192.2	(4.5%)

Operating costs, excluding D&A	153.2	180.0	(14.9%)	998.9	1,084.3	(7.9%)
Wages and salaries	64.4	70.2	(8.3%)	272.0	286.7	(5.1%)
Post retirement benefits	(114.6)	(88.7)	29.2%	(71.6)	(21.8)	228.2%
Direct costs	86.1	88.5	(2.7%)	346.5	385.5	(10.1%)
Commercial costs	21.7	23.7	(8.5%)	83.3	95.5	(12.8%)
Other operating costs	95.7	86.4	10.8%	368.7	338.4	9.0%

EBITDA	351.8	360.0	(2.3%)	1,072.9	1,129.3	(5.0%)
Depreciation and amortisation	98.0	97.9	0.1%	355.5	358.9	(0.9%)
Income from operations	253.8	262.0	(3.1%)	717.3	770.4	(6.9%)

EBITDA margin	69.7%	66.7%	3.0pp	51.8%	51.0%	0.8pp
Capex	77.9	80.4	(3.1%)	238.5	233.1	2.3%
Capex as % of revenues	15.4%	14.9%	0.5pp	11.5%	10.5%	1.0pp
EBITDA minus Capex	273.9	279.5	(2.0%)	834.3	896.1	(6.9%)

(1) Includes intragroup transactions.

EBITDA amounted to Euro 352 million in 4Q06, a decrease of 2.3% over the same period of last year. Post retirement benefit costs amounted to a negative Euro 72 million in 2006, primarily as a result of prior year service gains relating to the adjustments in post retirement healthcare obligations (as referred on page 5), which compares with PT’s forecast of a cost of Euro 64 million. Adjusting for this difference, EBITDA would have amounted to Euro 937 million in 2006, which compares with an adjusted EBITDA of Euro 939 million in 2005 (adjustments to EBITDA in 2005 amount to Euro 137 million related to post retirement benefits and Euro 53 million related to one-off provision reversals).

Against a backdrop of top line pressure, EBITDA performance in Wireline in 2006 was underpinned by a continued focus on cost cutting. With regards to personnel costs, PT accelerated its redundancy programme and contained wage and salary increases for the year at 1.8%, well below historical levels.

Portugal Telecom | Full Year 2006	8 / 19

Operating Highlights

As a result, wage and salary costs decreased by 8.3% y.o.y in 4Q06. The curtailment programme reduced headcount by 614 employees in Wireline in 2006 and allowed the company to reach 613 lines per employee. Additionally, PT carried out a major effort to revise its labour obligations, namely by restructuring the healthcare benefits plan with significant savings. PT also continued to reduce actively the addressable cost base, namely in terms of commercial, network (improvement in field force productivity) and other operating costs. As a result, commercial and other operating costs decreased by 16.2% y.o.y in 4Q06 (adjusting for the one-off provision reversal booked in 4Q05).

Capex amounted to Euro 78 million in 4Q06, a decrease of 3.1% y.o.y and equivalent to 15.4% of operating revenues. Capex was directed mainly towards: (1) the continued investment in broadband both in terms of coverage and customer bandwidth, and (2) client-related capex as a result of the growth in corporate outsourcing contracts. EBITDA minus Capex amounted to Euro 274 million in 4Q06.

Table 9 _ Wireline Operating Data
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Main accesses ('000)	4,404	4,478	(1.7%)	4,404	4,478	(1.7%)
Retail accesses	4,001	4,355	(8.1%)	4,001	4,355	(8.1%)
PSTN/ISDN	3,317	3,769	(12.0%)	3,317	3,769	(12.0%)
Traffic-generating lines	2,909	3,194	(8.9%)	2,909	3,194	(8.9%)
Carrier pre-selection	408	575	(29.1%)	408	575	(29.1%)
ADSL retail	685	585	17.0%	685	585	17.0%
Wholesale accesses	403	123	226.2%	403	123	226.2%
Unbundled local loops	196	72	171.8%	196	72	171.8%
Wholesale line rental	142	0	n.m.	142	0	n.m.
ADSL wholesale	65	51	25.6%	65	51	25.6%
Net additions ('000)	(14)	7	n.m.	(74)	101	n.m.
Retail accesses	(91)	(25)	256.6%	(353)	25	n.m.
PSTN/ISDN	(117)	(63)	85.6%	(453)	(179)	153.0%
Traffic-generating lines	(42)	(80)	(47.5%)	(285)	(269)	6.1%
Carrier pre-selection	(75)	17	n.m.	(168)	90	n.m.
ADSL retail	27	38	(29.0%)	100	204	(51.0%)
Wholesale accesses	77	33	133.8%	279	76	266.9%
Unbundled local loops	24	29	(18.4%)	124	63	95.7%
Wholesale line rental	50	0	n.m.	142	0	n.m.
ADSL wholesale	3	4	(25.1%)	13	13	2.6%
Pricing plans ('000)	2,827	1,795	57.5%	2,827	1,795	57.5%
ARPU (Euro)	30.2	29.9	1.3%	30.1	30.5	(1.4%)
Subscription and voice	25.0	25.1	(0.2%)	25.0	26.3	(4.7%)
Data	5.2	4.8	9.1%	5.0	4.2	19.4%
Total traffic	3,314	3,641	(9.0%)	13,442	14,818	(9.3%)
Retail traffic	1,375	1,551	(11.3%)	5,575	6,400	(12.9%)
Wholesale traffic	1,938	2,091	(7.3%)	7,867	8,418	(6.5%)
Retail MOU (minutes / month)	161	163	(1.2%)	158	163	(2.8%)
Employees	7,181	7,682	(6.5%)	7,181	7,682	(6.5%)

The continued growth in ADSL accesses offset to a large extent the disconnection of traditional PSTN/ISDN lines. PT’s retail ADSL accesses reached 685 thousand at the end of December 2006, underpinned by a strong fourth quarter in terms of net additions. The level of ULL net additions continued to decrease sequentially, reaching 24 thousand in 4Q06. In terms of voice lines, the net effect of the migration of carrier pre-selection (CPS) lines to WLR was a reduction of 25 thousand competitor voice-only lines for a second consecutive quarter, highlighting PT’s ability to retain better its customers and also win-back customers. In 4Q06, the level of net disconnections of PT’s traffic-generating lines remained stable on a sequential basis at 42 thousand, which shows a clear improvement over the level registered in 1Q06 and 2Q06 of 121 thousand and 81 thousand respectively.

Portugal Telecom | Full Year 2006	9 / 19

Operating Highlights

Pricing plans increased by 57.5% y.o.y in 4Q06 to 2,827 thousand, in line with PT’s strategy of increasingly moving to a flat-rate voice offer, thus helping to improve customer retention levels. Currently, approximately 40% of the residential retail customer base has a flat rate pricing plan, with an average of 2.7 pricing plans per customer. After the launch of a new pricing plan that offers unlimited fixed-to-fixed off-peak minutes during working days, flat-rate pricing plans accounted for approximately 86% of total pricing plans at the end of December 2006.

Total ARPU increased by 1.3% y.o.y in 4Q06 to Euro 30.2. Subscription and voice ARPU remained stable in 4Q06 at Euro 25.0, underpinned by the significant take-up of pricing plans, while data ARPU increased by 9.1% y.o.y, driven by continued ADSL growth.

Retail traffic fell by 11.3% y.o.y. in 4Q06, primarily as a result of continued competition from fixed and mobile operators. PT’s retail MOU, which excludes CPS lines, decreased by 1.2% y.o.y in 4Q06 to 161 minutes, but increased by 5.2% on a sequential basis. The reduction in wholesale traffic in 4Q06 resulted mainly from the 56.1% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Domestic Mobile

Operating revenues amounted to Euro 387 million in 4Q06, a decrease of 2.7% y.o.y, primarily as a result of lower equipment sales and the impact on service revenues of the mobile termination rate cuts (Euro 9 million). Strong customer growth in 2006 underpinned the performance of billing revenues, which increased by 1.9% y.o.y to Euro 286 million in 4Q06.

Portugal Telecom | Full Year 2006	10 / 19

Operating Highlights

Table 10 _ Domestic Mobile Income Statement (1)						Euro million
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Operating revenues	386.6	397.5	(2.7%)	1,502.4	1,557.1	(3.5%)
Services rendered	345.9	347.2	(0.4%)	1,363.2	1,403.6	(2.9%)
Billing	285.7	280.4	1.9%	1,117.0	1,116.3	0.1%
Interconnection	60.1	66.8	(10.0%)	246.2	287.3	(14.3%)
Sales	38.2	47.9	(20.3%)	129.7	146.3	(11.4%)
Other operating revenues	2.6	2.4	9.7%	9.4	7.1	33.1%

Operating costs, excluding D&A	220.4	230.9	(4.6%)	843.7	883.5	(4.5%)
Wages and salaries	13.7	10.8	27.1%	56.0	54.2	3.4%
Direct costs	72.3	74.4	(2.7%)	292.9	309.4	(5.3%)
Commercial costs	90.8	85.2	6.6%	306.6	310.5	(1.2%)
Other operating costs	43.6	60.6	(28.1%)	188.2	209.5	(10.2%)

EBITDA	166.2	166.5	(0.2%)	658.7	673.5	(2.2%)
Depreciation and amortisation	58.6	51.9	12.9%	220.1	204.9	7.4%
Income from operations	107.6	114.6	(6.1%)	438.6	468.7	(6.4%)

EBITDA margin	43.0%	41.9%	1.1pp	43.8%	43.3%	0.6pp
Capex	93.6	66.2	41.5%	188.6	170.2	10.8%
Capex as % of revenues	24.2%	16.6%	7.6pp	12.6%	10.9%	1.6pp
EBITDA minus Capex	72.6	100.4	(27.7%)	470.1	503.3	(6.6%)

(1) Includes intragroup transactions.

The reduction in mobile termination rates over the past quarters continued to explain the sharp decline in interconnection revenues. Fixed-to-mobile and mobile-to-mobile interconnection rates fell to Euro 0.11 per minute in the beginning of October 2006, which led to an average decline of 15.4% in interconnection rates in 4Q06. Excluding the Euro 9 million impact of lower mobile termination rates, service revenues would have increased by 2.3% y.o.y in 4Q06.

EBITDA remained broadly stable in 4Q06 at Euro 166 million, in spite of the reduction in mobile termination rates (negative impact of Euro 5 million in 4Q06) and the strong increase in commercial activity that resulted in a significant pickup in net additions (116.6% y.o.y in 4Q06). Excluding the impact of lower termination rates, EBITDA would have increased by 2.7% y.o.y in 4Q06. Notwithstanding higher commercial activity, EBITDA margin increased by 1.1pp y.o.y in 4Q06 to 43.0% . The strong margin performance was also underpinned by a continued focus on costs, namely addressable costs. Pre-SARC EBITDA margin improved by 3.4pp y.o.y in 4Q06.

Capex amounted to Euro 94 million in 4Q06, equivalent to 24.2% of operating revenues. Capex was directed towards primarily network capacity and 3G/3.5G coverage (approximately 73% of network capex). At the end of 4Q06, TMN’s 3G network covered approximately 80% of the population. EBITDA minus Capex amounted to Euro 73 million in 4Q06, equivalent to 18.8% of operating revenues.

Portugal Telecom | Full Year 2006	11 / 19

Operating Highlights

Table 11 _ Domestic Mobile Operating Data
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Customers ('000)	5,704	5,312	7.4%	5,704	5,312	7.4%
Net additions ('000)	211	97	116.6%	391	259	51.2%
MOU (minutes)	120	123	(2.1%)	120	122	(1.1%)
ARPU (Euro)	20.7	22.2	(6.7%)	21.0	22.8	(7.9%)
Customer bill	17.1	17.9	(4.6%)	17.2	18.1	(5.1%)
Interconnection	3.6	4.3	(15.7%)	3.8	4.7	(18.7%)
ARPM (Euro cents)	17.2	18.1	(4.7%)	17.5	18.8	(6.8%)
Data as % of service revenues (%)	14.8	13.6	1.2pp	13.3	11.8	1.5pp
SARC (Euro)	55.7	51.3	8.7%	55.1	59.2	(6.9%)
Employees	1,140	1,184	(3.7%)	1,140	1,184	(3.7%)

TMN continued to grow strongly the customer base in 4Q06, reinforcing its leading position in the Portuguese mobile market. The positioning of the “tmn” brand was enhanced further with the Christmas campaign, which contributed to strengthen brand awareness. The launch of innovative products and services has enabled TMN to continue to differentiate itself in the market. The restructuring of the handset portfolio has been a critical aspect of this strategy. For the Christmas campaign, the handset portfolio included ten exclusive models and was focused on handsets that provide fast Internet access, mobile TV and music downloads. TMN is also placing a strong emphasis on developing mobile broadband access, and now provides three packages covering speeds of up to 384 Kbps, 640 Kbps and 3.6 Mbps (HSDPA). Having launched the mobile TV service in the beginning of the year, TMN now offers 26 channels, including news, music and sports.

Customer net additions totalled 211 thousand in 4Q06, an increase of 116.6% y.o.y. Considering the level of net additions in 3Q06 of 131 thousand, TMN’s market share of net additions improved significantly from 13% in 1H06 to 45% in 2H06. As a result, TMN’s customer base increased by 7.4% y.o.y to 5,704 thousand at the end of December 2006. The continued growth in postpaid, both in the consumer and corporate segments, increased its overall weight to 19.4% of the total customer base at the end of December 2006. At the end of October, TMN launched the first home-zoning service in Portugal, “Casa T”. The take-up of this service has been very strong, with total Casa T subscribers now reaching more than 100 thousand.

ARPU decreased by 6.7% y.o.y in 4Q06 to Euro 20.7, as a result of the reduction in interconnection ARPU and in customer ARPU, in great part due to the strong seasonality in customer activation in the holiday period. The 15.7% y.o.y decline in interconnection ARPU resulted from the strong reduction in mobile termination rates that occurred up to October 2006.

Blended MOU decreased by 2.1% y.o.y to 120 minutes in 4Q06, influenced also in great part by the dilutive impact of the strong level of net additions at the end of the quarter. This effect was particularly evident in terms of terminated traffic, with fixed-mobile MOU falling by 9.1% y.o.y in the quarter.

Data services continued to underpin ARPU performance, with data revenues already accounting for 14.8% of service revenues in 4Q06, up from 13.6% in the same period of last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 21.3% y.o.y and accounted for 23.5% of total data revenues in 4Q06. The number of SMS messages in 4Q06 reached approximately 127 messages per month per active SMS user, reflecting the successful launch of a tariff plan targeting the youth segment. The number of active SMS users reached 52% of total customers at the end of the period.

Portugal Telecom | Full Year 2006	12 / 19

Operating Highlights

Brazilian Mobile

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, decreased by 13.3% y.o.y in 4Q06 to R$ 2,970 million, primarily as a result of the decrease in equipment sales and in other operating revenues. Service revenues decreased by 3.4% y.o.y in 4Q06, impacted by a challenging operating environment.

Table 12 _ Brazilian Mobile Income Statement (1)						R$ million
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Operating revenues	2,970.3	3,425.9	(13.3%)	11,498.0	12,387.0	(7.2%)
Services rendered	2,657.7	2,752.2	(3.4%)	9,777.5	10,567.8	(7.5%)
Sales	260.5	486.1	(46.4%)	1,391.7	1,422.0	(2.1%)
Other operating revenues	52.1	187.6	(72.2%)	328.9	397.2	(17.2%)

Operating costs, excluding D&A	2,084.0	2,764.3	(24.6%)	8,787.3	9,301.3	(5.5%)
Wages and salaries	162.1	166.8	(2.8%)	631.0	627.3	0.6%
Direct costs	437.6	384.0	14.0%	1,359.6	1,310.0	3.8%
Commercial costs	745.4	1,101.5	(32.3%)	3,277.1	3,913.6	(16.3%)
Other operating costs	738.9	1,112.0	(33.5%)	3,519.5	3,450.4	2.0%

EBITDA	886.4	661.6	34.0%	2,710.8	3,085.7	(12.1%)
Depreciation and amortisation	664.6	764.6	(13.1%)	2,763.4	2,761.9	0.1%
Income from operations	221.8	(103.0)	n.m.	(52.7)	323.8	n.m.

EBITDA margin	29.8%	19.3%	10.5pp	23.6%	24.9%	(1.3pp)
Capex	1,050.8	856.2	22.7%	2,113.0	2,195.1	(3.7%)
Capex as % of revenues	35.4%	25.0%	10.4pp	18.4%	17.7%	0.7pp
EBITDA minus Capex	(164.4)	(194.6)	(15.5%)	597.7	890.6	(32.9%)

(1) Information prepared in accordance with IFRS.

EBITDA increased by 34.0% y.o.y in 4Q06 to R$ 886 million. As part of the ongoing restructuring plan, Vivo continues to implement measures to increase usage and address actively its cost base, with the view of improving its operating performance. The integration of the various Vivo operating companies allowed for wages and salaries to decrease by 2.8% y.o.y in 4Q06. Unitary subscriber acquisition and retention costs, which include marketing, handset subsidies and commissions, also fell by 16.0% y.o.y in 4Q06, as a result of the increased percentage of gross additions made in own-stores, the change in handset mix, and the reduction in marketing and commissions. The initiatives adopted to control bad debt had a significant impact on costs, with provisions decreasing by 87.7% y.o.y in 4Q06. This was the result of the measures implemented to better control cloning (down 95% y.o.y), to reduce the credit risk in customer acquisition, and to improve the collections process. EBITDA was also positively impacted in 4Q06 by the reversal of the PIS/Cofins tax in the amount of R$126 million.

Capex increased by 22.7% y.o.y in the 4Q06 to R$ 1,051 million, equivalent to 35.4% of operating revenues. Capex in 4Q06 was directed towards: (1) the implementation of the GSM/EDGE overlay; (2) network coverage and quality, and (3) the consolidation and rationalisation of billing, CRM and ERP information systems.

Portugal Telecom | Full Year 2006	13 / 19

Operating Highlights

Table 13 _ Brazilian Mobile Operating Data (1)
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Customers ('000)	29,053	29,805	(2.5%)	29,053	29,805	(2.5%)
Net additions ('000)	327	964	(66.0%)	(752)	3,262	n.m.
MOU (minutes)	82	74	10.8%	74	78	(5.4%)
ARPU (R$)	30.6	29.0	5.8%	27.1	28.7	(5.3%)
Data as % of service revenues (%)	6.1	6.2	(0.1pp)	6.8	6.0	0.7pp
SARC (R$)	124.5	148.2	(16.0%)	130.7	166.6	(21.6%)
Employees	5,896	6,084	(3.1%)	5,896	6,084	(3.1%)

(1) Operating data calculated using Brazilian GAAP.

The competitive environment remained challenging in 4Q06, particularly in the mid- and high-end segments, where some operators decreased the entry level barriers substantially. Net additions in 4Q06 totalled 327 thousand, increasing the total customer base to 29,053 thousand. Approximately 80% of net additions in the quarter were postpaid. The decrease in total customers on an annual basis is explained by the database adjustment undertaken in 2Q06 of 1,823 thousand customers.

Data as a percentage of total service revenues remained stable in 4Q06 at 6.1% . Approximately 48% of data revenues were derived from non-SMS data, such as downloads, Internet access and others. Vivo undertook a significant reduction in SMS prices in 4Q06 with the objective of stimulating data usage further.

Vivo’s blended MOU increased by 10.8% y.o.y to 82 minutes, underpinned by outgoing MOU, which increased by 27.2% y.o.y. This sharp increase in outgoing MOU was driven by the successful campaigns launched in 4Q06, aimed at stimulating mobile usage.

Vivo’s blended ARPU was R$ 30.6 in 4Q06, an increase of 5.8% over the same period of last year, primarily as a result of the end of the partial bill & keep interconnection regime. The promotional campaigns aimed at stimulating usage had a positive impact both on traffic and ARPU.

Multimedia

PTM’s operating revenues increased by 12.4% y.o.y in 4Q06, underpinned by the increase in Pay-TV and cable Internet revenues.

Portugal Telecom | Full Year 2006	14 / 19

Operating Highlights

Table 14 _ Multimedia Income Statement (1)				Euro million
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Operating revenues	177.3	157.8	12.4%	666.5	628.5	6.1%
Pay-TV and cable Internet	153.8	135.8	13.2%	591.1	553.0	6.9%
Audiovisuals	14.6	15.6	(6.4%)	52.6	53.4	(1.5%)
Cinema	12.2	11.9	2.5%	43.7	40.0	9.2%
Other and eliminations	(3.2)	(5.5)	(42.4%)	(20.9)	(18.0)	16.1%

Operating costs, excluding D&A	124.7	106.3	17.3%	455.4	433.2	5.1%
Wages and salaries	10.4	11.2	(7.3%)	40.0	43.9	(9.0%)
Direct costs	53.6	52.3	2.5%	203.0	201.3	0.8%
Commercial costs	20.6	12.1	70.3%	56.9	48.0	18.4%
Other operating costs	40.0	30.6	30.6%	155.5	139.9	11.2%

EBITDA	52.7	51.5	2.3%	211.1	195.3	8.1%
Depreciation and amortisation	26.3	17.0	54.7%	102.5	61.9	65.5%
Income from operations	26.4	34.5	(23.5%)	108.6	133.4	(18.6%)

EBITDA margin	29.7%	32.6%	(2.9pp)	31.7%	31.1%	0.6pp
Capex	36.8	110.2	(66.6%)	132.8	185.5	(28.4%)
Capex as % of revenues	20.8%	69.8%	(49.1pp)	19.9%	29.5%	(9.6pp)
EBITDA minus Capex	15.8	(58.7)	n.m.	78.3	9.8	n.m.

(1) Includes intragroup transactions.

In 2006, EBITDA amounted to Euro 211 million, an increase of 8.1% y.o.y, underpinned primarily by the growth in Pay-TV ARPU in the period. Notwithstanding robust top line growth in 4Q06, a strong pickup in commercial activity resulted in higher commercial costs. PTM’s EBITDA increased by 2.3% y.o.y in 4Q06 to Euro 53 million. PTM continued to invest in order to improve further quality of service and customer care, as well as enhance the Pay-TV offer.

PTM’s capex decreased by 66.6% y.o.y in 4Q06 to Euro 37 million, equivalent to 20.8% of operating revenues. Capex in 4Q06 was primarily directed towards: (1) the increase in homes passed; (2) the restructuring of the architecture of the access network to provide fibre-to-the-hub, in order to allow for greater bandwidth for customers, and (3) investments related to the launch of voice services. EBITDA minus Capex amounted to Euro 16 million in 4Q06 and Euro 78 million in 2006, which compares with Euro 10 million in 2005.

In line with PTM’s commitment to invest in the expansion and upgrade of its network, an additional 50 thousand homes were passed in 4Q06. Homes passed totalled 2,852 thousand at the end of December 2006, of which 97.1% were bi-directional and therefore broadband enabled. Good progress was made in 4Q06 with regard to the implementation of the fibre-to-the-hub access network architecture, with the five high capacity optical fibre rings that comprise greater Lisbon’s fibre-to-the-hub architecture now being fully functional. Pay-TV customers totalled 1,480 thousand at the end of December 2006, with the net additions of 29 thousand customers in 4Q06, showing a clear improvement over the performance of the last three quarters.

Portugal Telecom | Full Year 2006	15 / 19

Operating Highlights

Table 15 _ Pay-TV and Cable Internet Operating Data
	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Homes passed ('000)	2,852	2,666	7.0%	2,852	2,666	7.0%
Pay-TV customers (1) (2) ('000)	1,480	1,479	0.1%	1,480	1,479	0.1%
Pay-TV net additions ('000)	29	(6)	n.m.	1	30	(96.5%)
Premium subscriptions (2) ('000)	780	774	0.8%	780	774	0.8%
Pay-to-basic ratio (%)	52.7	52.3	0.4pp	52.7	52.3	0.4pp
Cable broadband accesses ('000)	362	348	3.9%	362	348	3.9%
Cable broadband net additions ('000)	13	7	94.9%	14	43	(68.1%)
Blended ARPU (Euro)	29.5	27.5	7.4%	29.1	27.6	5.7%
Employees	1,330	1,341	(0.8%)	1,330	1,341	(0.8%)

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Broadband customers (Netcabo) increased by 3.9% y.o.y in 4Q06 to 362 thousand, underpinned by the sequential improvement in net additions in the quarter to 13 thousand. Cable broadband penetration rose to 34.2% at the end of December 2006, which compares with 32.0% in the same period of last year.

The take-up of the 65 channel digital TV offering (“TV Cabo Funtastic Life”) remained strong, with total customers reaching 270 thousand at the end of December 2006 driven by the 48 thousand net additions registered in 4Q06. In 2Q06, the Pay-TV business completed the digitalisation programme. The total number of digital set-top boxes reached 682 thousand at the end of December 2006.

Sport TV posted a strong performance with the 38 thousand net additions in 4Q06 increasing total customers to 474 thousand at the end of December 2006. This performance reflects the quality of the Sport TV offer, as well as the positive impact of the anti-piracy measures that have been implemented. The total number of premium subscriptions rose by 0.8% y.o.y to 780 thousand at the end of December 2006, equivalent to a pay-to-basic ratio of 52.7% .

Blended ARPU increased by 7.4% y.o.y in 4Q06 to Euro 29.5, reflecting the strong take-up of the digital service “TV Cabo Funtastic Life”, the increase in Sport TV subscriptions and the higher penetration of cable broadband.

On 23 January 2007, PTM’s cable subsidiary, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator. “3 Play” – the bundled offer launched comprises Pay-TV, broadband Internet and voice telephony. The up-selling of voice services to existing broadband customers is expected to allow TV Cabo to continue to grow further ARPU, reduce churn and segment better its offers to meet customers demands. The service includes unlimited national fixed line calling and is available to customers that, in addition to Pay-TV services, also have a flat-fee cable broadband subscription. Currently around 80% of the TV Cabo network is ready to provide the new telephony service. By the end of 2007, network coverage for this service should increase to approximately 90%.

Portugal Telecom | Full Year 2006	16 / 19

Operating Highlights

Other International Assets

In 2006, all of PT’s other international assets posted a solid performance, both at the revenue and EBITDA level.

Table 16 _ Highlights of Main Assets in Africa, Brazil and Asia (2006) (1) (2)						thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro

Médi Télécom (3)	32.18%	5,169.6	4,691.2	7.3%	2,078.4	19.7%	44.3%	425.1	188.3
Unitel (3)	25.00%	2,048.7	649.3	45.9%	433.9	40.9%	66.8%	517.1	345.5
CTM (3)	28.00%	473.4	2,101.2	10.9%	811.0	1.3%	38.6%	209.1	80.7
CVT (4)	40.00%	181.9	6,957.7	14.2%	4,417.9	26.0%	63.5%	63.1	40.1
MTC (4)	34.00%	609.7	999.6	21.2%	590.3	13.9%	59.1%	115.8	68.4
Timor Telecom (4)	41.12%	51.6	23.2	34.4%	9.4	70.3%	40.6%	18.5	7.5
CST (4)	51.00%	26.0	139,101	26.9%	48,538	23.7%	34.9%	8.8	3.1

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom. (3) Equity method consolidation. (4) Full consolidation method.

Médi Télécom revenues increased by 7.3% y.o.y in 2006 to MAD 4,691 million, while EBITDA increased by 19.7% y.o.y to MAD 2,078 million. The mobile customer base rose by 28.1% y.o.y to 5,170 thousand, with net additions in 2006 totalling 1,135 thousand. MOU decreased by 13.9% y.o.y in 2006, reaching 51 minutes. ARPU totalled MAD 90 in 2006, a decrease of 13.1% over the same period of last year, mainly due to the increase of the customer base.

Unitel’s revenues and EBITDA grew by 45.9% and 40.9% y.o.y respectively in 2006, underpinned by strong customer growth. Net additions totalled 851 thousand in 2006, with the total customer base reaching 2,049 thousand at the end of December 2006, an increase of 71.1% over the same period of last year. Unitel’s MOU decreased by 19.1% y.o.y in 2006 to 141 minutes, due to the strong increase in the customer base. ARPU totalled USD 34 in 2006, a decrease of 24.9%, primarily as a result of the reduction in MOU in the period.

CTM’s revenues increased by 10.9% y.o.y to MOP 2,101 million in 2006, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 1.3% y.o.y to MOP 811 million in 2006. In the mobile division, customers increased by 21.7% y.o.y to 297 thousand at the end of December 2006. Notwithstanding the growth in the customer base, CTM’s mobile ARPU increased by 13.7 % y.o.y to MOP 250 in 2006. In October 2006 CTM was awarded a 3G licence.

CVT’s revenues and EBITDA increased by 14.2% and 26.0% y.o.y respectively in 2006. In the Wireline division, main lines increased by 2.3% y.o.y in 2006 to 73 thousand. In the mobile division, customers increased by 33.2% y.o.y to 109 thousand, with net additions of 27 thousands. Mobile MOU reached 79 minutes, a decrease of 2.3% y.o.y in 2006. Mobile ARPU in 2006 was CVE 3,062, an increase of 1.8% y.o.y.

MTC’s revenues and EBITDA increased by 21.2% and 13.9% y.o.y respectively, due to the strong increase in the customer base. Net additions totalled 161 thousand in 2006, with the total customer base reaching 610 thousand at the end of December 2006, an increase of 35.8% over the same period of last year. ARPU totalled NAD 158 in 2006, a decrease of 8.6%, primarily as a result of the growth in the customer base in the period.

Portugal Telecom | Full Year 2006	17 / 19

Additional Information

This information is also available on PT’s IR
website http://ir.telecom.pt

Conference Call details

Date: 9 February 2007
Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00
(US/NY)
Telephones numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 230076)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 230076)

Contacts

Zeinal Bava
Executive Board Member (Vice President)
zeinal.bava@telecom.pt

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom | Full Year 2006	18 / 19

Additional Information

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it contains important information, and the amendments thereto. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and
New York Stock Exchanges. Information may be
accessed
on Reuters under the symbols PTC.LS and PT and
on Bloomberg under the symbol PTC PL.

Portugal Telecom | Full Year 2006	19 / 19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.